UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
ALADDIN KNOWLEDGE SYSTEMS LTD.
(Name of Issuer)
Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M0392N101
(CUSIP Number)

Jasmine Holdco LLC
Vector Capital III, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital IV, L.P.
Vector Capital Partners III, L.L.C.
Vector Capital Partners IV, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone: (415) 293-5000
Attn: David Baylor

with a copy to:

Steve L. Camahort
Shearman & Sterling LLP
525 Market Street
San Francisco, CA 94105
Telephone: (415) 616-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	9441105 10 8	Page	2	of	11	Pages

1	NAME OF REPORTING PERSONS Jasmine Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,967,464

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,967,464

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,967,464

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	9441105 10 8	Page	3	of	11	Pages

1	NAME OF REPORTING PERSONS Vector Capital III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		944,383

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		944,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	944,383

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	9441105 10 8	Page	4	of	11	Pages

1	NAME OF REPORTING PERSONS Vector Entrepreneur Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,349

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	9441105 10 8	Page	5	of	11	Pages

1	NAME OF REPORTING PERSONS Vector Capital IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		983,732

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		983,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	983,732

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	9441105 10 8	Page	6	of	11	Pages

1	NAME OF REPORTING PERSONS Vector Capital Partners III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		983,732

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		983,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	983,732

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	9441105 10 8	Page	7	of	11	Pages

1	NAME OF REPORTING PERSONS Vector Capital Partners IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		983,732

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		983,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	983,732

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	9441105 10 8	Page	8	of	11	Pages

1	NAME OF REPORTING PERSONS Alexander R. Slusky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,967,464

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,967,464

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,967,464

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

2

This Amendment No. 7 (this “Amendment No. 7”) to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Jasmine Holdco LLC, a Delaware limited liability company (“Jasmine”), Vector Capital III, L.P., a Delaware limited partnership (“VC III LP”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP”), Vector Capital IV, L.P., a Delaware limited partnership (“VC IV LP”), Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III LLC”), Vector Capital Partners IV, L.L.C., a Delaware limited liability company (“VCP IV LLC”, and together with VC III LP, VEF III LP, VC IV LP and VCP III LLC, “Vector”), and Alexander R. Slusky, an individual (“Mr. Slusky” and, together with Jasmine and Vector, the “Reporting Persons”) on August 7, 2008, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 13, 2008, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 21, 2008, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on August 29, 2008, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on September 2, 2008, Amendment No. 5 to Schedule 13D filed by the Reporting Persons on September 17, 2008 and Amendment No. 6 to Schedule 13D filed by the Reporting Persons on September 25, 2008 (together, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 7 have the same meanings as those set forth in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
“On January 6, 2009, the Company issued a press release announcing it is continuing discussions with Jasmine regarding a possible strategic transaction. The Company also announced that it and Jasmine had extended the previously announced standstill agreement. The letter agreement providing for the most recent such extension is attached hereto as Exhibit 7 and incorporated herein by reference.”
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit
Number	Document

7	Letter Agreement between Jasmine Holdco LLC and Aladdin Knowledge Systems Ltd.

9

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2009

JASMINE HOLDCO LLC

By: Name:	/s/ Alexander R. Slusky Alexander R. Slusky
Title:	President and Chief Executive Officer

VECTOR CAPITAL III, L.P.
By: Vector Capital Partners III, L.L.C., its General Partner

By: Name:	/s/ Alexander R. Slusky Alexander R. Slusky
Title:	Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
By: Vector Capital Partners III, L.L.C., its General Partner

By: Name:	/s/ Alexander R. Slusky Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL IV, L.P.
By: Vector Capital Partners IV, L.L.C., its General Partner

By: Name:	/s/ Alexander R. Slusky Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS IV, L.L.C.

By: Name:	/s/ Alexander R. Slusky Alexander R. Slusky
Title:	Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky

Alexander R. Slusky

10

INDEX TO EXHIBITS

Exhibit
Number	Document

1	Joint Filing Agreement dated August 7, 2008, by and among Jasmine Holdco LLC, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital IV, L.P., Vector Capital Partners III, L.L.C., Vector Capital Partners IV, L.L.C. and Alexander R. Slusky.

2	Press Release, dated August 21, 2008.

3	Letter from Jasmine Holdco LLC to the Chairman of the Board of Directors of Aladdin Knowledge Systems Ltd., dated August 28, 2008.

4	Press Release, dated August 28, 2008.

5	Letter Agreement, dated September 25, 2008, between Jasmine Holdco LLC and Aladdin Knowledge Systems Ltd.

6	Joint Press Release, dated September 25, 2008.

7	Letter Agreement between Jasmine Holdco LLC and Aladdin Knowledge Systems Ltd.

11